Mizati Luxury Alloy Wheels, Inc.
19929 Harrison Avenue,
Walnut, CA 91789
T: 909 839 5118  F: 909 839 5119

August 9, 2010

Mr. Max Webb
Assistant Director
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Mizati Luxury Alloy Wheels, Inc.
Form 10
Filed March 31, 2010
File No. 000-53509

Dear Mr. Webb,

We are in receipt of your letter dated July 29, 2010 regarding the above referenced filing and the following are our responses:

General

1.	Please file on EDGAR a marked version of your document for all future amendments.

Refer to Securities Act Rule 472 and Item 310 of Regulation S-T.

ANSWER:	Noted.

2.	Please revise your cover page to include your file number.

ANSWER:	Noted and revised.

3.
Please revise your document to include an explanatory note after the cover page of your filing regarding your restatement related to intangible assets.  Your document should also include a revised explanatory note in the Opinion, as well as the revised restatement footnote explaining any changes you have included in your financial statements.

ANSWER:
We have revised in this Amendment No. 2 to Form 10 to include an explanatory note as “(b) Restatement regarding Intangible Assets Write-off”.  Our auditor has also included the description regarding such restatement in the explanatory paragraph of its audit opinion.  We have also revised Note 16, Restatements to explain any changes that we have made to the financial statements related to such write-off.

4.
Please revise your description of the facts and circumstances surrounding the write down of intangible assets for the year ended December 31, 2008 to indicate, if true, that due to economic circumstances you determined the intangible assets written off to have no value at December 31, 2008.

ANSWER:	We have revised to indicate that due to negative economic circumstances surrounding our industry and business, we determined the intangible assets written off had no value at December 31, 2008.

(b) Business of the Issuer, page 3

5.	Please revise to include your revenues, net loss, and accumulated deficit for the most recent interim period.

ANSWER:	Noted, revised and included.

Distribution, page 5

6.
We note your revised disclosure that you currently have 300 distributors, a decrease from 650 as of your previous filing.  Please revise here and in your MD&A section to disclose the reasons for this decrease and discuss the impact this will have on your business going forward.

ANSWER:	Sorry, the 300 was a “typo’ on our end. It has been revised back to 650 distributors.

Trademark/Brand Recognition, page 5

7.
We note your response to our prior comment 10 and reissue in part.  Please reconcile the new disclosure with the third and fourth sentences in this paragraph.  Specifically, please clarify whether the 2010 marketing plan which is being postponed is the same as the 2009 marketing plan.

ANSWER:
As advised, we have reconciled the third and fourth sentence with our new disclosure to read, as  “As we launch new marketing initiatives in fiscal year 2010, we hope to enhance our brand awareness by building a completely new website with lot of flash images, as well as wheel visualization capabilities feature.  We also hope to build and grow our contact and networking on facebook, free posting for our customers’ vehicles with Mizati wheels on it.   We also hope to participate in local community auto show and little league sport games by sponsoring them with sweaters with Mizati logo on it”.  Our 2010 marketing plan will not be the same as the 2009 marketing plan.

Liquidity and Capital Resources, page 10

8.	File the amended agreement with East West Bank as an exhibit to your next amendment.

ANSWER:	As advised, amended agreement with East West Bank dated February 17, 2010 will be filed as Exhibit 10.10.

9.
In addition, please confirm that all material agreements and material amendments to those agreements have been filed as exhibits to your registration statement.  Refer to Item 601(b)(10) of Regulation S-K.

ANSWER:	Yes, all the material agreement and material amendments to those agreements have been filed as exhibits to our registration statement.

10.
Please revise to clarify whether you are current in your repayment obligation as of the most recent practicable date.  Also, clarify whether the extension you reference on page 11 is a new extension in addition to the February 17, 2010 extension.

ANSWER:
We have revised to clarify that we are current in our repayment obligation up to July 26, 2010.  The extension that we mentioned on page 11 will be a new extension in addition to the February 17, 2010 extension, particularly on the $254,195 due in August 2010.  We have revised the disclosure to clarify.

11.	Please revise to clarify whether your CEO is guaranteeing your obligation under the legal settlement and if so, please file the agreement as an exhibit.

ANSWER:	No. Our CEO is not a guarantor under the legal settlement.

(d) Equity Compensation Plan Information, page 18

12.	Please revise this table to reflect the July 12, 2010 stock split or advise..

ANSWER:	We have revised our disclosure to reflect the July 12, 2010 stock split to 100,000 common stock options and 100,000 shares of common stock reserved thereunder.

Financial Statement – March 31, 2010

Note 6, Inventories, page F-11

13.
We note the revisions you have recorded in response to our prior comment 19.  To facilitate our understanding of your restatement, please quantify and explain the significant activity in your inventory and inventory reserve accounts between     December 31, 2009 and March 31, 2010.  Specifically, if you utilized the inventory reserve balance as of the close of the fiscal year to reduce inventory to a new cost basis for subsequent accounting purposes, please explain why the reserve balance appears to remain unchanged at March 31, 2010.  We may have further comments upon review of your response.

ANSWER:
To facilitate your understanding, we have attached a roll-forward schedule, in excel format,  of our inventory quantities and costs reserved for slow-moving and obsolescence as of December 31, 2009, quantities sold during Q1 2010, and the reserve balances as of March 31, 2010.  We assessed 100% write-down on those inventory items as of December 31, 2009.  Additionally, we have revised the reserve balance as of March 31, 2010 to $26,831 and the cost of finished goods to $181,459 to properly reflect the Q1 activities of the sale of inventory items that had been 100% written down in prior year.

14.	Your exhibit index is missing several previously filed exhibits. Please revise accordingly.

ANSWER:  As advised, revised accordingly.

The Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MIZATI LUXURY ALLOY WHEELS, INC.

By:	/s/ Hazel Chu
Hazel Chu
President and Chief Executive Officer

Mizati Luxury Alloy Wheels, Inc.
Inventory Reserve Roll-Forward
Q1 2010

			Bal @ 12/31/09			Sold in Q1 2010			Bal @ 3/31/10
Item No.	Class Code	Description	Qty	UnitCost	Amt	Qty	UnitCost	Amt	Qty	UnitCost	Amt
58-2252BLK	MIZATI	XTAC 22 X 9.5 5 X 4.5/4.75 BLK ET15	2	143	286			-	2	143	286
58-2260BLK	MIZATI	XTAC 22 X 9.5 6 X 4.5/5.50 BLK ET15	1	143	143			-	1	143	143
58-2857BLK	MIZATI	XTAC 20 X 8.5 5 X 5/135 BLK ET 15	4	115	460	4	115	460			-
58-2860BLK	MIZATI	XTAC 20 X 8.5 6 X 4.5/5.50 BLK ET 15	6	115	690	1	115	115	5	115	575
607-2850	HERO	RONIN 20 X 8.5 5 X 5.50LB ET 15	40	110	4,400.00	8	105	840	32	110	3,520.00
607-2851	HERO	RONIN 20 X 8.5 5 X 115/5.50 ET 15	31	115	3,565.00	31	115	3,565.00			-
607-2852	HERO	RONIN 20 X 8.5 5 X 4.5/4.75 ET 15	1	115	115	1	115	115			-
607-2860	HERO	RONIN 20 X 8.5 6 X 4.5/5.50 ET 15	64	115	7,360.00	20	115	2,300.00	44	115	5,060.00
607-2865	HERO	RONIN 20 X 8.5 6 X 135/139.7 ET 35	65	115	7,475.00	8	115	920	57	115	6,555.00
607-2868	HERO	RONIN 20 X 8.5 6 X 5/135 ET 35	18	115	2,070.00	16	115	1,840.00	2	115	230
608-2408	HERO	REBEL 24 X 10 8 X 165 ET 18	11	195	2,145.00	4	105	420	7	195	1,365.00
609-2224IN	HERO	AMORE 22 X 9.5 5 X 4.5/120 + BLKIN ET 40	27	144	3,888.00	24	144	3,456.00	3	144	432
609-2227IN	HERO	AMORE 22 X 9.5 5 X 4.5/4.75 + BLKIN ET 40	48	143	6,864.00	48	144	6,912.00			-
66-2252BCL	MIZATI	FACE OFF 22 X 9.5 5 X 4.5/4.75 BLK/CHR ET 15	3	143	429			-	3	143	429
66-2260BCL	MIZATI	FACE OFF 22 X 9.5 6 X 4.5/5.50 BLK/CHR ET 15	1	143	143			-	1	143	143
66-2818BLK	MIZATI	FACE OFF 20 X 8.5 5 X 108/115 BLACK ET 40	2	115	230			-	2	115	230
66-2852BLK	MIZATI	FACE OFF 20 X 8.5 5 X 4.5/4.75 BLK ET 15	1	117	117			-	1	117	117
66-2852SLV	MIZATI	FACE OFF 20 X 8.5 5 X 4.5/4.75 SLV ET 15	3	118	354			-	3	118	354
66-2853SLV	MIZATI	FACE OFF 20 X 8.5 5 X 4.5/5.50 SLV ET 15	4	116	464			-	4	116	464
66-2860SLV	MIZATI	FACE OFF 20 X 8.5 6 X 4.5/5.50 SLV ET 15	3	115	345			-	3	115	345
68-2206	MIZATI	TORO 22 X 9.5 6 X 5.50LB ET 15	1	138	138			-	1	138	138
68-2252	MIZATI	TORO 22 X 9.5 5 X 4.5/4.75 ET 15	16	138	2,208.00	16	115	1,840.00			-
68-2253	MIZATI	TORO 22 X 9.5 5 X 4.5/5.50 ET 15	5	138	690	4	115	460	1	138	138
68-2260	MIZATI	TORO 22 X 9.5 6 X 4.5/5.50 ET 15	1	138	138	1	115	115			-
68-2268	MIZATI	TORO 22 X 9.5 6 X 5/135 ET 40	11	138	1,518.00	8	115	920	3	138	414
68-2827	MIZATI	TORO 20 X 8.5 5 X 4.5/4.75 ET 40	2	114	228			-	2	114	228
68-2852	MIZATI	TORO 20 X 8.5 5 X 4.5/4.75 ET 15	17	114.07	1,939.19	16	114.07	1,825.12	1	114.07	114.07
68-2853	MIZATI	TORO 20 X 8.5 5 X 4.5/5.50 ET 15	2	114.26	228.52			-	2	114.26	228.52
68-2860	MIZATI	TORO 20 X 8.5 6 X 4.5/5.50 ET 15	79	114	9,006.00	44	114	5,016.00	35	114	3,990.00
68-2868	MIZATI	TORO 20 X 8.5 6 X 5/135 ET 40	25	114	2,850.00	24	114	2,736.00	1	114	114
76-2408	MIZATI	GRANDE 24 X 10 8 X 165 ET 18	54	203	10,962.00	48	203	9,744.00	6	203	1,218.00
					71,448.71			43,599.12			26,830.59